SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE RODNEY SQUARE P.O. BOX 636 WILMINGTON, DELAWARE 19899-0636 TEL: (302) 651-3000 FAX: (302) 651-3001 www.skadden.com March 12, 2015

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Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn: Tom Kluck, Legal Branch Chief

Re:	Communications Sales & Leasing, Inc.

Amendment No. 2 to Form 10

Filed February 10, 2015

File No. 001-36708

Gentlemen:

On behalf of Communications Sales & Leasing, Inc. (the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received telephonically in a call on Friday, March 6, 2015 between the undersigned and Tom Kluck, Legal Branch Chief, relating to Amendment No. 2 to the Company’s registration statement on Form 10 (File No. 001-36708) that was filed on February 10, 2015 (the “Registration Statement”).

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 3 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) . Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement include changes that are intended to update, clarify and render more complete the information contained therein, including providing (i) financial statements and related information as of and for the year ended December 31, 2014, and (ii) all exhibits contemplated in the Form 10. In addition, as requested by Staff, we have inserted an explanation of the term “colocation” on page 107 of the Information Statement under the heading “Our Relationship with Windstream Following the Spin-Off – Master Lease – Assignment and Subletting”.

Securities and Exchange Commission

Attn: Tom Kluck

March 12, 2015

We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the February 10, 2015 filing to facilitate the Staff’s review. The Company is anxious to close out the Form 10 and go effective as soon as practicable, and thanks you in advance for your cooperation in helping them achieve that goal.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (302) 651-3090.

Sincerely,

/s/ Robert B. Pincus
Robert B. Pincus

cc:	Anthony W. Thomas, President and Chief Executive Officer

Windstream Holdings, Inc.

Kenneth Gunderman, President and Chief Executive Officer

Communications Sales & Leasing, Inc.